United States securities and exchange commission logo





                              April 6, 2023

       Hugh Gallagher
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36555

       Dear Hugh Gallagher:

                We have reviewed your March 3, 2023 and March 10, 2023 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 22, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Business
       Corporate Overview
       History and Pivot to Bitcoin Mining, page 5

   1. Clarify the types of businesses that are "ancillary" to your bitcoin mining business that you may expand into in
the future.
       Risk Factors, page 12

   2. Please revise to also address any material risk or impact that the current crypto asset market disruption may
have on the use and valuation of your mining rigs. In this regard, we note the decrease in
the cost of bitcoin mining rigs that was driven by the drop in bitcoin prices during
the fourth quarter ended December 31, 2022 resulted in significant impairment of your
mining rigs and the deposits with bitcoin mining equipment
 Hugh Gallagher
Marathon Digital Holdings, Inc.
April 6, 2023
Page 2
         manufacturers. Also address the risk that bitcoin mining rigs would have to be shut down for lack of profitability once the price of bitcoin declines below a certain amount.
We may have further restrictions on our liquidity due to unique risks which we could face in
2023, page 24

3. We note your response to prior comment 23 regarding various risks due to disruptions in the crypto asset markets. Please address the termination of your term loan and line of credit with the now closed Silvergate Bank, which was your primary lender. Clarify here and in your MD&A section how the lack of access to up to $200 million of bank loans and credit will impact your operations and liquidity. For example, clarify whether the lack of a lender and current market conditions will make it difficult to meet your funding obligations for the Abu Dhabi joint venture or the buildout of your mining operations in
         2023. Further, clarify whether you may have difficulty finding another lender that will offer you similar or favorable terms given the current volatile environment in the crypto asset markets.
4. We note that your cash is primarily held at Signature Bridge Bank, NA, as overseen by the
         FDIC, since Signature Bank, NA, was closed by New York State banking regulators.
         Please address the risk to your cash, acknowledging that your deposits are only insured up to $250,000 at the bank, however, the federal government will provide you access to your funds but are not required to do so under current banking laws or in the future. Address how you will mitigate such risks in the future for bank failure of any institution where you will hold a material amount of cash assets.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Digital assets, page 36

5. Please explain how you determined that the price of digital assets used for purposes of assessing impairment is a Level 2 input under ASC 820. Refer to ASC 820-10-35-37
         through 35-54A. Also explain how the use of    multiple observable
inputs (exchanges)
         that provide slightly differing benchmarks of digital asset value is consistent with the
         guidance in ASC 820-10-35-5.
6. Please tell us why your policy indicates that any realized gains or losses from sales of digital assets are included in other income (expense). In this regard, we note the classification of realized and unrealized gains (losses) on digital assets loan receivable and digital assets within operating loss on your statements of other comprehensive income
FirstName LastNameHugh Gallagher
       (loss). Also refer to your response to comment 1 in your letter dated August 1, 2022
Comapany     NameMarathon
       indicating  you wouldDigital
                               presentHoldings, Inc. on the sale of digital
currencies as a component
                                       realized gain
April 6,of2023
           income
               Pageor2loss from operations.
FirstName LastName
 Hugh Gallagher
FirstName   LastNameHugh
Marathon Digital  Holdings,Gallagher
                           Inc.
Comapany
April       NameMarathon Digital Holdings, Inc.
       6, 2023
April 36, 2023 Page 3
Page
FirstName LastName
Revenues from contracts with customers, page 37

7. Please clarify your performance obligation in contracts with mining pool operators as a participant. You indicate that computing power is the only performance obligation, but also indicate that providing computing power to solve a block is the primary output of your ordinary activities.
8.       We note your statement on page 39 that    There is currently no
definitive guidance under
         GAAP or alternative accounting framework for the accounting for digital assets
         recognized as revenue or held,    and your disclosure on page 29 that
  no official guidance
         has yet been provided by the Financial Accounting Standards Board. Please help us understand the basis for these statements and consider the need to revise or remove this disclosure.
Property and Equipment, page 39

9. You indicate that the impairment tests for items of property and equipment other than mining rigs are performed annually and the recoverable amounts in property equipment are determined based on the higher of value-in-use or fair value less costs to sell. Tell us how your accounting policy complies with ASC 360-10-35-17 and 35-21. Results of Operations, page 42

10. We note that you disclose your bitcoin production during the period in the supplemental information provided in the charts on pages 42 and 45. Tell us what consideration you gave to also discussing and analyzing additional metrics that are key performance indicators, such as the average BTC produced per day, operational/energized hash rate, and installed hash rate, as disclosed in your monthly press releases announcing updates to your bitcoin production and mining operation. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.
11. In your discussion of the change in cost of revenues, please explain how higher production costs of $30,134 thousand per bitcoin mined contributed to an increase in cost of revenues of only $45,226 thousand during the year ended December 31, 2022. In this regard, we note that bitcoin production increased by 947 BTC in 2022. Tell us if $30,134 thousand is actually the increase in production costs for the total bitcoin mined during the year, rather than the increase per bitcoin, and, if so, please revise.
12. Please revise to describe the underlying reasons for the material changes in stock-based compensation expense. Refer to Item 303(b) of Regulation S-K. Consolidated Statements of Other Comprehensive Income (Loss), page 55

13. Please explain the nature of the items included in the line item of realized and unrealized gains (losses) on digital assets loan receivable and digital assets and how you differentiate unrealized losses included in this line item from impairment included in the
 Hugh Gallagher
Marathon Digital Holdings, Inc.
April 6, 2023
Page 4
         line item of    impairment of digital assets.    To the extent that
this line item only includes
         changes in fair value related to digital assets loan receivable and realized gains and losses on digital assets, please consider revising the caption accordingly. Consolidated Statements of Cash Flows, page 57

14. Please tell us why the collection of loaned bitcoin is the same amount as the issuance of loaned bitcoin in your supplemental schedule of non-cash investing and financing activities. In this regard, we note from your rollforward on page 66 that you recognized loaned digital assets of $13,324 in 2022.
Notes to Consolidated Condensed Financial Statements
Note 2 - Restatement of Consolidated Financial Statements, page 58

15. We note that you include the year ended December 31, 2022 in your tables depicting the impacts of the errors. Considering your assertion that the period ended December 31,
         2022 was not subject to restatement, please tell us why your tables show the impact for that period. In addition, revise to disclose the impact of each of the errors on the six months ended June 30, 2022 and the nine months ended September 30, 2022.
Accounting Policy Adjustments, page 61

16. Please revise to refrain from referring to guidance issued by the SEC in December 2022.
         In this regard, the Staff believes its views regarding the accounting for loans of digital assets are in accordance with GAAP.
Restated Consolidated Financial Statements, page 61

17. Please revise to include the operating income (loss) amounts in your restated consolidated statements of other comprehensive income (loss) for the year ended December 31, 2021.
Note 3 - Summary of Significant Accounting Policies
Revenues from Contracts with Customers, page 69

18. As we continue to evaluate your Operator accounting policy disclosure, please clarify when you recognize revenue. We note your disclosure that you measure the fair value of bitcoin earned using the daily quoted closing U.S. dollar spot rate, but you state that you
FirstName LastNameHugh Gallagher
       recognize revenue at the point in time that a block is successfully mined. That is, your
Comapany    NameMarathon
       disclosure             Digital
                   implies that       Holdings,revenue
                                you recognize   Inc.    throughout the day when
the block is
April 6,solved, before
         2023 Page   4 it is measured at the end of the day.
FirstName LastName
 Hugh Gallagher
FirstName   LastNameHugh
Marathon Digital  Holdings,Gallagher
                           Inc.
Comapany
April       NameMarathon Digital Holdings, Inc.
       6, 2023
April 56, 2023 Page 5
Page
FirstName LastName
19. We note your disclosure that you measure the fair value of bitcoin earned using the daily quoted closing U.S. dollar spot rate each day for reasons of operational practicality. As we continue to evaluate your Operator accounting policy disclosure, please further explain why it is appropriate to measure noncash consideration other than at contract inception in accordance with ASC 606-10-32-21. Tell us what consideration you gave to measuring noncash consideration at the point in time that the block is successfully solved.
20. As we continue to evaluate your Participant accounting policy disclosure, please tell us and further revise your revenue recognition policy disclosure to ensure the following items are succinctly articulated, as previously requested in prior comment 5:

                Explain the payment terms of your contracts, including how the amount of compensation paid to you by third-party pool operators is determined;

                Clearly disclose what you believe is the duration and inception of your contracts. In this regard, you disclose that your contracts are
period-to-period    contracts and a
              new contract is determined to exist    each period    that
neither party terminates the
              arrangement. Revise to define what you consider to be the
period.    We note from
              your response to comment 20 in your letter dated December 2, 2022 and your response to prior comment 6 in your letter dated March 10, 2023 that such period reflects a distinct increment of time of a minute. However, you also indicate in response (d) to prior comment 6 in your letter dated March 10, 2023 that contract inception is upon successful placement of a block on the bitcoin blockchain;

                Indicate when you believe that you satisfy your performance obligation; and

                Clarify your disclosure of why you believe variable consideration is no longer constrained upon settlement, consistent with the guidance in ASC 606-10-32-11 and
              32-12. That is, you indicate this is the point that the
variability is resolved    and
              there is no longer the    reasonable possibility    of
significant reversal of revenue and,
              before settlement, the estimation of variable consideration
carries the risk of    a
              significant revenue reversal. In this regard, variable consideration should be constrained to the extent that it is probable that a significant reversal of revenue will occur when the uncertainty related to the variable consideration is subsequently resolved.
21. We note your supplemental response to prior comment 6 in your letter dated March 10,
         2023 regarding the quantitative impact of your accounting convention as a Participant. As we continue to evaluate your accounting policy, please also provide us with your sensitivity analysis of the impact of the difference between recognizing revenue at fair value of bitcoin at contract inception versus recognizing and measuring revenue at the daily closing U.S. dollar spot rate of bitcoin on the date of receipt of the block rewards and transaction fees for the quarterly and annual periods in the year ended December 31,
         2021.
 Hugh Gallagher
Marathon Digital Holdings, Inc.
April 6, 2023
Page 6
22. As we continue to evaluate your revenue recognition policy as a Participant, please clarify the basis for measuring noncash consideration using the daily closing U.S. dollar spot rate of bitcoin on the date of settlement. Although, as indicated in response to prior comment
         6 in your letter dated March 10, 2023, you do not have visibility into the exact moment of contract inception, tell us what consideration you gave to measuring noncash consideration at the point in time that the third-party mining pool is successful in the placement of a block on the bitcoin blockchain. Tell us how much transaction fees and your proportional contribution of computing power to the pool actually vary from block to block during a single 24-hour period.
23.      In response to comment 20 in your letter dated December 2, 2022, you
state,    ASC 606-
         10-32-21 requires noncash consideration to be measured at fair value at contract inception
         which is at each minute...    However, you state in your response to
prior comment 6 in
         your letter dated March 10, 2023,    as a participant in a third party
pool, the company has
         no visibility into the exact time of contract inception and it is therefore impossible to fair
         value the revenue recognition at the contact inception.    You also
indicate that the amount
         of remuneration to which you are entitled is not known at the time a block is won as the
         transaction fees per block, and the proportion of the Company   s
contributed computing
         power to the pool (which have significant effect on the fractional share of the block reward and transaction fees to which the Company is entitled) are both unknown until
         settlement into the Company   s wallet. Tell us what impact, if any,
your inability to
         measure noncash consideration in accordance with GAAP has on your assessment of controls and procedures.
Note 13 - Leases, page 86

24. In response to prior comment 15, you indicate that the use of the racks at the Garden City,
         TX facility represents an embedded lease within the agreement at December 31, 2022.
         Please confirm that these embedded leases are included in your leases disclosures.
Note 14 - Legal Proceedings
Ho Matter, page 87
FirstName LastNameHugh Gallagher
25. You indicate that the Court noted that a jury is more likely to accept $150,000,000 as an
Comapany    NameMarathon
       appropriate  damagesDigital
                              amountHoldings,
                                      if liabilityInc.
                                                   is found. Please explain why
you disclose on
April 6,page
         202331Page
                that 6the Court would more likely accept $150,000.
FirstName LastName
 Hugh Gallagher
FirstName   LastNameHugh
Marathon Digital  Holdings,Gallagher
                           Inc.
Comapany
April       NameMarathon Digital Holdings, Inc.
       6, 2023
April 76, 2023 Page 7
Page
FirstName LastName
Note 16 - Quarterly Financial Data (Unaudited)
Unaudited Consolidated Interim Statements of Other Comprehensive Income (Loss), page 94

26.      Please revise to ensure your financial statements labeled    as
reported    are consistent with
         those as reported in your periodic reports. Consider also including the statements of other comprehensive income (loss) as reported initially in your periodic reports filed in 2021, as well as the statements of other comprehensive income (loss) as restated in your periodic reports filed in 2022, along with the restatement adjustments as reflected in those periodic reports filed in 2022.
Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 104

27. Please revise to provide a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K. In addition, your definition of internal control over financial reporting is narrower than defined in Rules
         13a-15(f) and 15d-15(f) of the Exchange Act. Confirm that your assessment was based on the full definition of internal controls over financial reporting, and revise your disclosure, accordingly.
28. You indicate that you identified a weakness in internal control over financial reporting related to the application and interpretation of GAAP. Please revise to indicate whether this weakness was a material weakness. In addition, tell us what consideration you gave to whether more than one material weakness existed related to your restatements.
Exhibits, page 108

29. You indicate in response to prior comment 7 that you entered in a Digital Asset Custodial
         Agreement with NYDIG in July 2021. Tell us what consideration you gave to filing the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Jolie Kahn